

May 6, 2009

Mr. Marek J. Kreczmer
President and Chief Executive Officer
Uranium International Corp.
10475 Park Meadows Drive, Suite 600
Lone Tree, CO 80124

> **Re:** **Uranium International Corp.**
> **Form 10-KSB for Fiscal Year Ended February 29, 2008**
> **Filed June 12, 2008**
> **Response Letter Dated April 21, 2009**
> **Form 10-K/A for Fiscal Year Ended February 29, 2008**
> **Filed April 21, 2009**
> **File No. 000-52660**

Dear Mr. Kreczmer:

        We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A for Fiscal Year Ended February 29, 2008

Explanatory Note, page 4

1.   We note you disclose "this Annual Report is being amended in response to comments provided by the Securities and Exchange Commission…" In future amendments please ensure your explanatory note includes a summary of the items changed in the amendment in addition to the reason for the changes.

Report of Independent Registered Public Accounting Firm, page 37

2.   We note in your response to our prior comment number one that your audit report
        has been revised to state that it has been performed in accordance with the
        standards of the Public Company Accounting Oversight Board (PCAOB).
        However, in your amended 10-K it appears that your audit report states it was
        performed in accordance with the auditing standards generally accepted in the
        United States of America. Please amend your filing to include an audit report
        indicating an audit was performed in accordance with standards of the PCAOB.

Response Letter Dated April 21, 2009

3.   We note your response letter did not contain certain representations we requested
        in our prior letter. In your written response to this letter, please include a
        statement from the company acknowledging the following:

        ·   the company is responsible for the adequacy and accuracy of the disclosure in
             the filing;

        ·   staff comments or changes to disclosure in response to staff comments do not
             foreclose the Commission from taking any action with respect to the filing;
             and

        ·   the company may not assert staff comments as a defense in any proceeding
             initiated by the Commission or any person under the federal securities laws of
             the United States.

Engineering Comments on Form 10-K/A for Fiscal Year Ended February 29, 2008

Uranium Properties, page 8

4.   We note your response indicating you have removed the historical resource
        disclosure from the filing. We note that your property locations disclosure also
        lists the historical resource estimates in your amended filing and we reissue
        comment six. Please remove the historical demonstrated resource disclosure from
        your filing.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

                              Sincerely,

                              Jill Davis
                              Branch Chief